EXHIBIT 99.1

B Communications Ltd.

Series Rating	Aa3.il	Credit Review with Negative Implications

Midroog has placed under credit review with negative implications the rating of debentures (Series B and Series C) issued by B Communications Ltd. (“the Company” or “BCOM”).

Further to Midroog’s announcement of July 3, 2017 regarding the impact of the ongoing investigation against senior officers of the subsidiary Bezeq – The Israeli Telecommunication Corp. Ltd. (“Bezeq” – Aa2.il/stable) on BCOM’s credit risk, Midroog has placed under credit review with negative implications the rating of the debentures issued by BCOM, in light of Midroog’s assessment that the protraction of the investigation and the continued imposition of restrictions on the controlling shareholder and senior officers of Bezeq could heighten uncertainty, inhibit the Company’s financial flexibility and increase the risk of an unforeseen event (event risk), to an extent incompatible with the current rating level.

BCOM’s risk profile is based, inter alia, on a policy of dividend distributions from Bezeq and the high visibility of this policy, and, as an outcome, on quick debt-service coverage ratios that support the current rating. Although Bezeq thus far has not reported any change in the dividend distribution policy, and Midroog has not received concrete information regarding an expected change in the distribution policy, we believe that developments following the publication of news of the investigation increase the sensitivity to dividend distributions from Bezeq and could impact on the distribution policy. We note, furthermore, that the Company’s LTV based on the market value of its holdings in Bezeq immediately prior to the date of this report, which serves as a gauge for its financial flexibility, has eroded beyond the range of Midroog’s base scenario and could be marked by relatively high volatility in the short and medium term. In Midroog’s estimation, along with the general uncertainty surrounding the investigation, and depending on whether, and when, indictments will be filed, it is difficult to assess the possible implications of the investigation results on the Bezeq control permit.

Should Midroog consider in the near future that there has been a material change in Bezeq’s dividend policy and that BCOM’s financial flexibility has been fundamentally eroded, or that the uncertainty surrounding these events will continue, this could result in a negative rating action.

The above information constitutes a translation of an excerpt of a credit review published by Midroog. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.